ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206





March 7, 2005



BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release, which was disseminated to EDC's shareholders on March 7, 2005.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896


La Electricidad de Caracas
y sus empresas filiales

una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: + 58 212 502-2950
edcinversionistas@aes.com

Ordinary Shareholders Meeting

Caracas, Venezuela (March 07, 2005) C.A. La Electricidad de Caracas announces that its shareholders approved the following items during the Ordinary Shareholders meeting held on March 04, 2005:

1. The Consolidated Financial Statements at yearend 2004.

2. The appointment of the members of the Board of Directors, External Directors Committee and Statutory Auditors for the 2005-2006 period, as follows:

Board Directors: Andrés Gluski, Joseph Brandt, Richard Bulger, Paul Hanrahan, Julián Nebreda, Cira Romero, Gustavo Julio Vollmer, Lorenzo Mendoza and Jonathan Coles.
Alternates: Jeffrey Safford, Marco De La Rosa, Eduardo Bernini, Gustavo Reyna, Jane Tutoki and Nelson Ortiz.

External Directors Committee Members: Gustavo Julio Vollmer, Lorenzo Mendoza and Jonathan Coles.
Alternates: Jane Tutoki and Nelson Ortiz.
Board Advisor: Ricardo Zuloaga

3. The issue of commercial paper for a total of TWO-HUNDRED FIFTY BILLION BOLIVARS (Bs. 250,000,000,000.00) to be placed in a public offer, either in local or foreign currency;

4. The issue of bonds, obligations or other securities for up to THREE HUNDRED BILLION BOLIVARS (Bs. 300,000,000,000.00);

5. The appointment of the statutory auditor and his alternate for the 2005-2006 period as follows:
First Statutory Auditor: Lic. Leopoldo Siblesz CADF 1058
First Alternate: Lic. Antonio J. Durrego CPC 2471
Second Statutory Auditor: Lic. Antonio Díaz Rodríguez CPC 7160
Second Alternate: Lic. Eudoro Barreto CPC 7896

6. The General Assembly approved a dividend for the amount of TWO-HUNDRED FIFTEEN BILLION BOLIVARS (Bs. 215,000,000,000.00) paid from Non-distributed Income, and delegated the power to decide the amount and date for distributing dividends to the Board of Directors. Likewise, an initial installment was proposed for FIFTY-THREE BILLION EIGHT-HUNDRED MILLION BOLIVARS (Bs. 53,800,000,000.00), its represent SEVENTEEN BOLIVARS AND TEN CENTIMES per share (Bs. 17.10 Bs./share) and EIGHT-HUNDRED FIFTY FIVE BOLIVARS per ADR (Bs. 855/ADR). The transaction deadline for this benefit is March 31 and the effective dividend payment date is set for April 8, 2005.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.
For more information, please visit: edcinversionistas@aes.com

#82-4896



La Electricidad de Caracas
y sus empresas filiales

una empresa 

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Ordinaria

Caracas, Venezuela (07 de marzo de 2005) C.A. La Electricidad de Caracas, informa que sus accionistas aprobaron en la Asamblea General Ordinaria celebrada el día 04 de marzo de 2005, los siguientes puntos:

1. Los Estados Financieros Consolidados al cierre del año 2004.

2. La designación de los miembros de la Junta Directiva para el período 2005-2006 a las siguientes personas:

Directores Principales: Andrés Gluski, Joseph Brandt, Richard Bulger, Paul Hanrahan, Julián Nebreda, Cira Romero, Gustavo Julio Vollmer, Lorenzo Mendoza y Jonathan Coles.
Directores Suplentes: Jeffrey Safford, Marco De La Rosa, Eduardo Bernini, Gustavo Reyna, Jane Tutoki y Nelson Ortiz.

Comité de Directores Externos: Gustavo Julio Vollmer, Lorenzo Mendoza y Jonathan Coles.
Miembros Suplentes: Jane Tutoki y Nelson Ortiz.
Consejero: Ricardo Zuloaga

3. La emisión de papeles comerciales hasta por un monto total de DOSCIENTOS CINCUENTA MILLARDOS DE BOLIVARES (Bs. 250.000.000.000,00) para ser colocados en oferta pública, bien sea en bolívares o en moneda extranjera.

4. La emisión de bonos, obligaciones u otros títulos de valores o derechos hasta por el monto total de TRESCIENTOS MILLARDOS DE BOLIVARES (Bs. 300.000.000.000,00).

5. La designación, como comisarios principales y suplentes para el período 2005-2006, de las siguientes personas:
Primer Comisario Principal: Lic. Leopoldo Siblesz CADF 1058
Primer Comisario Suplente: Lic. Antonio J. Durrego CPC 2471
Segundo Comisario Principal: Lic. Antonio Díaz Rodríguez CPC 7160
Segundo Comisario Suplente: Lic. Eudoro Barreto CPC 796

6. La Asamblea General aprobó un dividendo por el monto de DOSCIENTOS QUINCE MILLARDOS DE BOLIVARES (Bs. 215.000.000.000,00) con cargo a Utilidades no Distribuidas y delegará en la Junta Directiva, la determinación del monto y oportunidad de cada pago de Dividendo. Así mismo, del dividendo aprobado se propone un primer pago de CINCUENTA Y TRES MIL OCHOCIENTOS MILLONES DE BOLIVARES (Bs.53.800.000.000,00) lo que representa DIECISIETE BOLIVARES CON DIEZ CENTIMOS por acción (Bs. 17,10 Bs/acción) y OCHOCIENTOS CINCUENTA Y CINCO BOLIVARES por ADR (Bs.855 por ADR). Siendo la fecha límite de transacción para el beneficio el 31 de marzo y la fecha efectiva del pago de dividendo el 8 de abril de 2005.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial. Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com